EXHIBIT 11

Statement of Computation of Earnings per Share

Following is the data relating to the weighted average number of shares used in the computation of diluted earning (loss) per share:

	Year ended December 31, 2006	Year ended December 31, 2005

Weighted average number of shares used in the computation of basic
earning (loss) per share	6,675	5,616

Add: Net additional shares from the anticipated exercise of stock
options	118	-

Weighted average number of shares used in the computation of basic
earning (loss) per share	6,793	5,616

Options which were not included in the computation of diluted
earning (loss) per share due to anti dilutive effect	2,199	1,334